Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of the

CoBiz Employees 401(k) Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-91458) on Form S-8 of CoBiz Financial, Inc. of our report dated June 9, 2016, with respect to the statements of net assets available for benefits (modified cash basis) of CoBiz Employees 401(k) Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for benefits (modified cash basis) for the years ended December 31, 2015 and 2014, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the CoBiz Employees 401(k) Plan.

/s/ EKS&H LLLP

June 9, 2016

Denver, Colorado